USE OF PROCEEDS

We estimate that the net proceeds we will receive from the sale of 4.0 million shares of our common stock in this offering will be approximately $74.25 million, after deducting underwriting discounts and commissions (sales load) of approximately $4.0 million and offering expenses of approximately $1.75 million, or approximately $85.65 million if the underwriters exercise their over-allotment option in full, after deducting aggregate underwriting discounts and commissions (sales load) of approximately $4.6 million and aggregate offering expenses of $1.75 million, assuming an initial public offering price of $20.00 per share. We do not expect that investors in this offering will experience dilution because our stockholders immediately prior to pricing of this offering will bear the discounts and commissions (sales load) and offering expenses through a reduction in the number of shares and, correspondingly, the value they will receive for their respective interests in the two SBIC subsidiaries we will acquire prior to pricing of this offering.

We plan to use the net proceeds of this offering for new investments in portfolio companies in accordance with our investment objective and strategies described in this prospectus and for general working capital purposes. We will also pay operating expenses, including advisory and administrative fees and expenses, and may pay other expenses such as due diligence expenses of potential new investments, from the net proceeds of this offering. We anticipate that substantially all of the net proceeds of this offering will be used for the above purposes within six to nine months from the consummation of this offering, depending on the availability of appropriate investment opportunities consistent with our investment objective and market conditions. We cannot assure you we will achieve our targeted investment pace. We expect that it may take more than three months to invest all of the net proceeds of this offering, in part because investments in private companies often require substantial research and due diligence.

Pending such investments, we will invest the net proceeds primarily in cash, cash equivalents, U.S. government securities and other high-quality temporary investments that mature in one year or less from the date of investment. For the first twelve months following this offering, Capitala Investment Advisors has agreed to waive the portion of the base management fee payable on cash and cash equivalents held at the Capitala Finance level, excluding cash and cash equivalents held by the Legacy Funds that will be acquired by Capitala Finance in connection with the Formation Transactions. Otherwise, the management fee payable by us will not be reduced while our assets are invested in temporary investments. See "Regulation as a Business Development Company — Temporary Investments" for additional information about temporary investments we may make while waiting to make longer-term investments in pursuit of our investment objective.